                                                                Exhibit 99(g)

                               CELADON GROUP, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS




                      Three years ended June 30, 1997 with
                         Report of Independent Auditors





                                    Contents


Report of Independent Auditors..................................................

Audited Consolidated Financial Statements:

         Consolidated Balance Sheets............................................
         Consolidated Statements of Operations..................................
         Consolidated Statements of Cash Flows..................................
         Consolidated Statements of Stockholders' Equity........................
         Notes to Consolidated Financial Statements.............................


                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Celadon Group, Inc.

We have audited the accompanying consolidated balance sheets of Celadon Group, Inc. as of June 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We  conducted  our  audits  in  accordance  with  generally   accepted
auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Celadon Group, Inc. at June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                     /s/ ERNST & YOUNG LLP


Indianapolis, Indiana
August 26, 1997

                               CELADON GROUP, INC.
                           CONSOLIDATED BALANCE SHEETS
                             June 30, 1997 and 1996
                             (Dollars in thousands)


ASSETS                                                                            1997            1996
                                                                                  ----            ----

Current assets:

   Cash and cash equivalents...............................................      $  1,845       $   5,246
   Trade receivables, net of allowance for doubtful accounts of $2,773
      and $5,432 in 1997 and 1996, respectively............................        27,736          33,642
   Accounts receivable-- other.............................................         1,616           4,338
   Prepaid expenses and other current assets...............................         3,972           3,247
   Tires in service........................................................         2,987           2,814
   Income tax recoverable..................................................         4,198           3,926
   Assets held for resale..................................................           ---           2,548
   Deferred income tax assets..............................................         1,568           3,404
      Total current assets.................................................        43,922          59,165
Property and equipment, at cost............................................       113,206          95,003
   Less accumulated depreciation and amortization..........................        29,424          22,715
      Net property and equipment...........................................        83,782          72,288
Deposits...................................................................           523             809
Tires in service...........................................................         2,057           2,234
Advance to affiliate.......................................................         1,933             ---
Intangible assets..........................................................           750             875
Goodwill, net of accumulated amortization..................................         4,848           4,980
Other assets...............................................................         1,379           1,570
      Total assets.........................................................      $139,194       $ 141,921
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable........................................................     $   5,284      $   8,707
   Accrued expenses........................................................        14,226         20,122
   Bank borrowings and current maturities of long-term debt................           309          4,029
   Notes payable...........................................................           ---          1,200
   Current maturities of capital lease obligations.........................        11,376          7,356
   Income taxes payable....................................................           ---            527
   Current maturities of ESOP loan.........................................           ---            185
      Total current liabilities............................................        31,195         42,126
Long-term debt, net of current maturities..................................        11,959         26,552
Capital lease obligations, net of current maturities.......................        42,402         23,473
Deferred income tax liabilities............................................         7,832          7,796
      Total liabilities....................................................        93,388         99,947
Minority interest..........................................................            12             12
Commitments and contingencies..............................................           ---            ---
Stockholders' equity:
   Preferred stock, $1.00 par value, authorized 179,985 shares; issued
   and outstanding zero shares.............................................           ---           ---
   Common stock, $0.033 par value, authorized 12,000,000 shares; issued
   7,750,580 shares in 1997 and 1996.......................................           256            256
Additional paid-in capital.................................................        56,281         56,281
Retained earnings (deficit)................................................        (9,531)       (14,035)
Equity adjustment for foreign currency translation.........................          (252)          (355)
Debt guarantee for ESOP....................................................           ---           (185)
Treasury stock, at cost, 128,000 shares and zero shares at June 30, 1997,
  and 1996, respectively                                                             (960)          ---
   Total stockholders' equity..............................................        45,794         41,962
   Total liabilities and stockholders' equity..............................      $139,194        $14,192

          See accompanying notes to consolidated financial statements.

                               CELADON GROUP, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    Years ended June 30, 1997, 1996 and 1995
                     (Dollars in thousands except per share
                                    amounts)


                                                                     1997        1996      1995
                                                                     ----        ----      ----
Operating revenue................................................ $ 191,035    $166,544   116,360

Operating expenses:
   Salaries, wages and employee benefits.........................    67,758      64,683    47,351
   Fuel..........................................................    30,854      28,037    19,528
   Operating costs and supplies..................................    13,482      12,944    11,246
   Insurance and claims..........................................     6,014       6,082     5,271
   Depreciation and amortization.................................    10,135       7,365     5,744
   Rent and purchased transportation.............................    35,604      32,107     9,194
   Professional and consulting fees..............................     1,536       2,001     1,292
   Communications and utilities..................................     3,102       2,544     1,793
   Permits, licenses and taxes...................................     4,174       4,327     3,469
   Employee stock ownership plan contribution....................        59         100        25
   (Gain) on sale of revenue equipment...........................       ---      (1,085)     (490)
   Selling expenses..............................................     3,286       3,123     1,409
   General and administrative....................................     2,596       2,579     1,349
      Total operating expenses...................................   178,600     164,807   107,181
Operating income.................................................    12,435       1,737     9,179
Other (income) expense:
   Interest expense..............................................     4,944       3,672     3,171
   Minority interest in loss.....................................      ---         ---         (5)
   Other (income) expense, net...................................       (37)         72       108
   Income (loss) from continuing operations before
     income taxes................................................     7,528      (2,007)    5,905
   Provision for income taxes (benefit)..........................     3,024        (411)    3,690
      Income (loss) from continuing operations...................     4,504      (1,596)    2,215
Discontinued operations:
   Loss from operations of freight forwarding division
      (net of tax)...............................................      ---       (2,306)   (3,142)
   Loss on disposal of freight forwarding division (net of tax)..      ---      (12,815)     ---
   Income (loss) from operations of logistics division
      (net of tax)...............................................      ---         (149)      536
   Gain on disposal of logistics division (net of tax)...........      ---           67      ---
   Income (loss) from discontinued operations....................      ---      (15,203)   (2,606)
      Net income (loss)..........................................  $  4,504    $(16,799)     (391)

Earnings (loss) per Common Share:
   Continuing operations.........................................     $0.59      $(0.20)    $0.31
   Discontinued operations.......................................       ---      $(1.93)   $(0.36)
      Net income (loss)..........................................     $0.59      $(2.13)   $(0.05)
Weighted average number of common shares and common share
   equivalents outstanding.......................................     7,653       7,879     7,192

          See accompanying notes to consolidated financial statements.

                               CELADON GROUP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended June 30, 1997, 1996 and 1995
                             (Dollars in thousands)


                                                                      1997        1996         1995
                                                                      ----        ----         ----
Continuing operations:
Cash flows from operating activities:

  Net Income (loss) from continuing operations...................     4,504      (1,596)       2,215
  Adjustments to reconcile net income (loss) to net cash.........
    provided by operating activities:
      Depreciation and amotization................................   10,135       7,365        5,744
      Provision for deferred income taxes.........................      267       2,295          876
      Provision for doubtful accounts.............................      280         120           90
      Net (gain) on sale of property and equipment................      ---      (1,085)        (490)
      Net (gain) loss other.......................................      ---          73           (5)
      Changes in assets and liabilities:
        (Increase) in trade receivables...........................   (1,655)     (9,328)      (3,340)
        (Increase) decrease in accounts receivable--other........      (442)      5,982       (5,239)
        Decrease (increase) in income tax recoverable.............    1,963      (2,790)        (350)
        Decrease (increase) in tires in service...................        4        (699)        (565)
        (Increase) in prepaid expenses and other current assets...     (782)       (107)      (1,023)
        Decrease (increase) in other assets.......................    3,998      (3,031)      (4,948)
        (Decrease) increase in accounts payable and accrued
               expenses...........................................     (937)      9,749        1,380
        (Decrease) increase in income taxes payable...............     (145)       (539)         522
        Net cash provided by (used for) operating activities......   17,190       6,409       (5,133)
Cash flows from investing activities:
      Purchase of property and equipment..........................   (1,595)     (9,578)     (14,081)
      Proceeds from sale of property and equipment................   14,100       2,602        3,290
      Proceeds from sale of investment in unconsolidated
             affiliate............................................     ---         ---        (6,036)
      Decrease (increase) in deposits.............................      286         388         (195)
        Net cash provided by (used for) investing activities......   12,791      (6,588)     (17,022)
Cash flows from financing activities:
      Proceeds from issuances of common stock.....................     ---          136       16,127
      Proceeds from issuance of redeemable common stock...........     ---          ---        3,614
      Payment for redemption of redeemable common stock...........     ---       (1,550)        ---
      Purchase of treasury stock for cash.........................     (235)        ---         ---
      Proceeds from bank borrowings and debt......................     ---       41,626       38,625
      Payments of bank borrowings and debt........................   19,822)    (29,951)     (43,138)
      Principal payments under capital lease obligations..........   10,903)     (7,782)      (6,788)
        Net cash (used for) provided by financing activities......   30,960)      2,479        8,440
        Net cash (used for) provided by continuing operations.....     (979)      2,300      (13,715)
Discontinued Operations:
      (Loss) from operations, net of income taxes.................       ---    (15,203)      (2,606)
      Change in net operating assets..............................   (2,422)     20,836        9,885
      Operating activities........................................   (2,422)      5,633        7,279
      Investing activities........................................      ---       3,286       (1,911)
      Financing activities........................................      ---      (7,782)       7,710
        Net cash (used for) provided by discontinued operations...   (2,422)      1,137       13,078
(Decrease) increase in cash and cash equivalents..................   (3,401)      3,437         (637)
Cash and cash equivalents at beginning of year....................    5,246       1,809        2,446
Cash and cash equivalents at end of year..........................    1,845       5,246        1,809

          See accompanying notes to consolidated financial statements.

                               CELADON GROUP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    Years ended June 30, 1997, 1996 and 1995
                   (Dollars in thousands except share amounts)



                                           Common Stock        Additional            Foreign    Treasury  Debt for    Total
                                           No.of Shares         Paid-in    Retained  Currency    Stock-  Guarantee Stockholders'
                                           Outstanding  Amount  Capital    Earnings Translation  Common     ESOP      Equity

Balance at June 30, 1994.................  6,552,116    $216   $39,203     $3,155   ($177)        ($8)      ($310)     $42,079

Equity adjustments for foreign
 currency translation....................        --      --       --          --       (1)       --          --            (1)
Issuance of Common Stock in public
 offering, net of $763 of issuance costs.  1,154,399      38    15,834        --       --        --          --        15,872
Exercise of warrant......................     35,851       1       249        --       --        --          --           250
Exercise of incentive stock options......        334     --          5        --       --        --          --             5
Retirement of treasury shares............     (1,453)    --         (8)       --       --          8         --           --
Reduction of ESOP guarantee..............        --      --         --        --       --        --           25           25
Net loss.................................        --      --         --       (391)     --        --          --          (391)

Balance as June 30, 1995.................  7,741,247     255    55,283      2,764    (178)       --                    57,839
Equity adjustments for foreign currency
  translation............................        --      --        --         --     (177)       --          --          (177)
Exercise of incentive stock options......      9,333       1       135        --       --        --          --           136
Retirement of redeemable common stock....        --      --        863        --       --        --          --           863
Reduction of ESOP guarantee..............        --      --         --    (16,799)     --        --          100          100
Net loss.................................        --      --         --        --       --        --          --       (16,799)
Balance at June 30, 1996.................  7,750,580     256    56,281    (14,035)   (355)       --         (185)      41,962
Equity adjustments for foreign currency
  translation............................        --      --        --         --      103        --          --           103
Treasury stock purchases.................   (128,000)    --        --         --       --        (960)        --          (960)
Reduction of ESOP guarantee..............        --      --        --         --       --        --          185          185
Net income...............................        --      --        --         --       --        --          --         4,504

Balance at June 30, 1997.................  7,622,580    $256   $56,281    ($9,531)  ($252)      ($960)     $  --       $45,794
                                           ---------    ----   -------    --------  ------      ------     ------      -------
                                           ---------    ----   -------    --------  ------      ------     ------      -------

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

                               CELADON GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 1997


(1)      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

         Celadon Group, Inc. (the "Company") was formed on July 24, 1986 through the combination of two companies, Celadon Trucking Services, Inc. and Celadon Logistics, Inc., each owned by the same principal stockholders. The Company entered the freight forwarding business in July 1990 by purchasing International Freight Holding Corp. ("IFHC") and its subsidiaries (collectively, "Randy International"). In fiscal year 1996, the Company discontinued its freight forwarding business and the logistics business. The Company is currently an international transportation company primarily offering trucking services. The Company specializes in providing long-haul, full truckload services between the United States and Mexico. The Company expanded its presence in Mexico during May 1995 by making an investment in Servicio de Transportacion Jaguar, S.A. de C.V. ("Jaguar"), formerly known as Transportes RQF, S.A. de C.V., a Mexican company formed to provide trucking services. In June 1995, the
Company acquired Cheetah Transportation   Company  and  CLK,  Inc.,
including  its  subsidiary  Cheetah Brokerage, Inc. (collectively "Cheetah").
 Cheetah provides flatbed trucking and brokerage services principally in the United States.

Summary of Significant Accounting Policies
Principles of Consolidation and Presentation

         The consolidated financial statements include the accounts of Celadon Group, Inc. and its subsidiaries, which are wholly owned except for Jaguar in which the Company has a 75% interest. Discontinued operations relating to freight forwarding and logistics are set forth in footnote 15. All significant intercompany accounts and transactions have been eliminated in consolidation. Unless otherwise noted, all references to annual periods in the footnotes refer to the respective fiscal years ended June 30.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Such estimates include provisions for damage and liability claims, uncollectible accounts receivable and losses associated with discontinued operations. Actual results could differ from those estimates.

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

Cash and Cash Equivalents

         The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

         Trucking revenue is recognized as of the date the freight is delivered by the Company. Amounts payable to drivers for wages and other related trucking expenses on delivered shipments are accrued.

Tires in Service

         Original and replacement tires on tractors and trailers are included in tires in service and are amortized over 18 to 36 months.

Fuel

         Fuel is generally expensed when purchased, except for the fuel supplies at terminals and in truck tanks, which are classified as prepaid expenses.

Property and Equipment

         Property and equipment are stated at cost. Property and equipment under capital leases are stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value at the inception of the lease.

         Depreciation of property and equipment and amortization of assets under capital leases is generally computed using the straight-line method and is based on the estimated useful lives (net of salvage value) of the related assets as follows:

Revenue and service equipment...................  4-10 years
Furniture and office equipment..................  4-15 years
Buildings.......................................  20-40 years
Leasehold improvements..........................  Lesser of life of lease or useful life of improvement


         When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

for the period. The cost of maintenance and repairs, including tractor overhauls, is charged to expense as incurred; costs incurred to place assets in service and betterments are capitalized and depreciated over the remaining life of each respective asset.

         Initial delivery costs relating to placing tractors and trailers in service, which are included in revenue and service equipment, are being amortized on a straight-line basis over the lives of the assets and, in the case of leased equipment, over the respective lease.

Intangibles

         Intangibles   reflect  the  amounts   assigned  to  various  assets
of businesses acquired. Amortization of intangibles is generally computed using the straight line method for financial reporting purposes and is based on the estimated useful lives of the related assets. Intangibles consist of customer lists related to the Cheetah acquisition which are being amortized over an eight year period. The net intangibles balance was $750 thousand and $875 thousand with related accumulated amortization of $250 thousand and $125 thousand at June 30, 1997 and 1996, respectively.

Goodwill

         Goodwill reflects the excess of cost over net assets of businesses acquired and is being amortized by the straight-line method over 40 years. The carrying value of the goodwill is reviewed if the facts and circumstances suggest that it may be permanently impaired. Such review is based upon the undiscounted expected future operating profit derived from such businesses and, in the event such result is less than the carrying value of the goodwill, the carrying value of the goodwill is reduced to an amount that reflects the expected future benefit.

Investment in Unconsolidated Affiliate

          In December 1996, the Company provided a loan to and acquired a 49% interest in NG Enterprises, Inc. ("NGE"), a company controlled by Norman G. Grief, the former President and Chief Executive Officer of Randy International, Inc. The investment was sold in July 1997. This investment is being accounted for under the cost basis method of accounting. See
Note 13  "Investment  in Unconsolidated Affiliate."

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

Insurance Reserves

         The Company self insures the per occurrence deductible for (i) personal injury and property damage claims up to $50,000, (ii) physical damage claims up to $15,000 per unit, (iii) workers compensation claims up to $150,000 and (iv) cargo loss up to $10,000 per occurrence, in each case at June 30, 1997 and 1996. Reserves for known claims and incurred but not reported claims up to these limits are accrued based upon information provided by insurance adjusters and actuarial factors. Management considers such reserves adequate. Such amounts are included in accrued expenses.

Income Taxes

         Income taxes are accounted for using the liability method. Under the asset and liability method. deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Credit Risk

         Financial   instruments  which  potentially   subject  the  Company
to concentrations   of  credit  risk  consist   primarily  of  trade
receivables. Concentrations of credit risk with respect to trade receivables are generally limited due to the Company's large number of customers and the diverse range of industries which they represent. Accounts receivable balances due from Chrysler Corporation ("Chrysler") totaled $8.7 million or 33% and $7.5 million or 30% of the total continuing operations gross trade receivables at June 30, 1997 and 1996, respectively. The Company had no other significant concentrations of credit risk.

Foreign Currency Translation

          Foreign financial statements are translated into U. S. dollars in accordance with Statement of Financial Accounting Standards No. 52,
"Foreign Currency   Translation."   Assets  and  liabilities  of  the
Company's foreign operations are translated into U.S. dollars at year-end exchange rates. Income statement accounts are translated at the average exchange rate prevailing during the year. Resulting translation adjustments are reported as a separate component of stockholders' equity.

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

Common Stock Dividend Policy

         Although the Company has paid cash dividends on the Common Stock from time to time, it has no present intention of paying cash dividends on the Common Stock in the foreseeable future. Moreover, pursuant to its credit agreements, the Company and certain of its subsidiaries may pay cash dividends only up to certain specified levels and if certain financial ratios are met.

Net Income (Loss) per Common Share

         The net income (loss) per common share is based upon the weighted average number of shares of common stock and common stock equivalents, when dilutive, outstanding during the period.

Reclassifications

         Certain reclassifications have been made to the 1996 and 1995 financial statements in order to conform to the 1997 presentation.

Implementation of New Financial Accounting Standards

         Effective  July 1, 1996,  the Company  adopted  Statement  of
Financial Accounting   Standards  (SFAS)  No.  121,  "Accounting  for  the
Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires that impairments, measured using fair market value, are recognized whenever events or changes in circumstances indicate that the carrying amount of long lived assets may not be recoverable and the future undiscounted cash flows attributable to the asset are less than its carrying value. Adoption of this statement did not affect the Company's consolidated results of operations.

         Effective July 1, 1996, the Company adopted SFAS No. 123, "Stock Based Compensation." This statement requires the Company to choose between two different methods of accounting for stock options. The statement defines a fair-value-based method of accounting for stock options but allows an entity to continue to measure compensation cost for stock options using the accounting prescribed by APB Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." The Company has elected to continue using the accounting methods prescribed by APB No. 25 but has included the pro forma disclosures required by SFAS No. 123 in Note 8.

         In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted for financial statements issued for periods ending after December 15, 1997. This statement establishes standards for computing and presenting earnings per share (FPS). It requires dual presentation of basic and diluted EPS on the face of the income statement and a reconciliation between the computations. The Company has not yet determined the impact of Statement 128 on its reported earnings per share.

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

         In June 1997, the Financial Accounting Standards Board issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, which is effective for fiscal years beginning after December 15, 1997. This statement establishes requirements for reporting information about operating segments. This statement may require a change in the way the Company's segments are presently reported; however, the extent of the change, if any, has not been determined.

(2)      SEGMENT AND GEOGRAPHICAL INFORMATION; SIGNIFICANT CUSTOMER

         The Company's continuing business is operated through two divisions; truckhold and flatbed and the Company generates revenue from its operations in the United States and Mexico.

         The flatbed segment was acquired in June 1995 in a transaction accounted for as a purchase. Consequently, there is no financial data presented for this division for period prior to fiscal 1996.

         Information as to the Company's operations by division is summarized below (in thousands):


                                                              1997         1996            1995
                                                              ----         ----            ----

Operating revenue:

     Truckload............................................ $ 167,609     $ 148,167        $ 116,360
     Flatbed..............................................    23,426        18,377             ---
           Total..........................................   191,035     $ 166,544        $ 116,360

Operating income (loss):
     Truckload............................................   $13,253        $5,205          $12,690
     Flatbed..............................................     1,145           768              ---
           Total from operating divisions.................    14,398         5,973           12,690
     Corporate expenses...................................     1,963         4,236            3,511
     Interest expense.....................................     4,944         3,672            3,171
     Other expense (income)...............................       (37)          (72)             103
           Income (loss) from continuing operations
           before income taxes............................    $7,528       ($2,007)          $5,905

Total assets:

     Truckload............................................  $119,273      $107,737          $86,884
     Flatbed..............................................     8,271         7,021              645
           Total from operating divisions.................   127,544       114,758           87,529
     Corporate............................................     5,524         6,553            8,439
     Discontinued operations..............................     6,126        20,610           55,656
           Total..........................................  $139,194      $141,921         $151,624

Capital expenditure (including capital leases):


                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

   Total.................................................  $ 191,035   $ 166,544       $  116,360
   Total.................................................  $ 191,035   $ 166,544       $  116,360
Operating income (loss):
   Truckload...............................................  $13,253      $5,205          $12,690
   Flatbed.................................................    1,145         768              ---
      Total from operating divisions.......................   14,398       5,973           12,690
   Corporate expenses......................................    1,963       4,236            3,511
   Interest expense........................................    4,944       3,672            3,171
   Other expense (income)..................................      (37)        (72)             103
      Income (loss) from continuing operations
        before income taxes................................   $7,528     ($2,007)          $5,905
        before income taxes................................   $7,528     ($2,007)          $5,905
Total assets:
Total assets:
   Truckload............................................... $119,273    $107,737          $86,884
   Flatbed.................................................    8,271       7,021              645
   Truckload...............................................  $35,415     $24,131          $26,248
   Flatbed.................................................       32          18               --
   Corporate...............................................      --            3               27
      Total................................................  $35,447     $24,152          $26,285

Depreciation and amortization:
   Truckload...............................................   $9,826      $7,108           $5,733
   Flatbed.................................................      238         238              --
   Corporate...............................................       71          19               11
       Total...............................................  $10,135      $7,365           $5,744


         Information as to the Company's continuing operations by geographical area is summarized below (in thousands):

                                                          1997           1996            1995
                                                      ----------     -----------     -----------
Operating revenue:

   United States................................      $ 185,378       $ 161,605       $ 115,438
   Mexico(1)....................................          5,657           4,939             922
                                                      ----------     -----------     -----------
       Total...............................            $191,035        $166,544       $ 116,360
                                                      ----------     -----------     -----------
                                                      ----------     -----------     -----------
Income (loss) before income taxes:
   United States................................       $  7,221        $ (2,435)         $5,799
   Mexico(1)....................................            307             428             106
                                                      ----------     -----------     -----------
        Total...............................           $  7,528        $ (2,007)         $5,905
                                                      ----------     -----------     -----------
                                                      ----------     -----------     -----------
Total assets:
   United States................................       $131,398        $118,815        $ 94,908
   Mexico(1)....................................          1,670           2,496           1,060
                                                      ----------     -----------     -----------
        Total...............................           $133,068         $121,311       $ 95,968
                                                      ----------     -----------     -----------
                                                      ----------     -----------     -----------

----------------
(1)      Relates to the Company's trucking operations in Mexico.


         Revenue from Chrysler accounted for 47%, 54%, and 45% of the Company's truckload revenue for 1997, 1996, and 1995, respectively. The Company transports Chrysler after-market replacement parts and accessories within the United States and Chrysler original equipment automotive parts primarily between the United States and the Mexican border, which accounted for

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

30% and 70%, respectively, of the Company's revenue from Chrysler in 1997 and 31% and 69%, respectively, in 1996. Chrysler business is covered by two agreements, one of which covers the United States-Mexican business and the other of which covers domestic business. The international contract was extended for three years and now expires on December 31, 1999. The contract applicable to domestic business has expired by is the basis for service provided while a new contract is negotiated.

(3)      PROPERTY, EQUIPMENT AND LEASES

Property, Equipment and Revenue Equipment Under Capital Leases

         Property and equipment, at cost, consists of the following (in thousands):

                                                  1997            1996
                                               ----------       ---------
Revenue equipment............................     $37,790         $40,413
Revenue equipment under capital leases.......      68,365          41,423
Furniture and office equipment...............       2,798           2,729
Land and buildings...........................       3,986           9,920
Service equipment............................          84             362
Leasehold improvements.......................         183             156
                                               ----------       ---------
                                                 $113,206         $95,003
                                               ----------       ---------
                                               ----------       ---------

         Revenue and service equipment and revenue equipment under capital leases include positioning costs which are amortized over the shorter of the useful lives of the assets or the terms of the leases.

         Included in accumulated depreciation was $10.8 million and $7.0 million in 1997 and 1996, respectively, related to revenue equipment under capital leases.

         Depreciation  and   amortization   expense  relating  to  property
and equipment and revenue equipment under capital leases was $9.9 million in 1997, $7.0 million in 1996, $5.6 million in 1995.

Lease Obligations

         The  Company  leases  certain  revenue  and  service   equipment
under long-term lease agreements, payable in monthly installments with interest at rates ranging from 5.3% to 10.6% per annum, maturing at various dates through 2003.

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

         The Company leases warehouse and office space under noncancellable operating leases expiring at various dates through September, 2016. Certain leases contain renewal options.

         In  September   1996,  the  Company   entered  into  a
sale/leaseback transaction relating to its new headquarters facility in Indianapolis, IN. The proceeds from the transaction were used to reduce by approximately $6 million the borrowings outstanding under its bank credit facility.

         During the quarter ended December 31, 1996, the Company declared its option to purchase certain revenue equipment previously financed with operating leases at the end of the lease term. As a result of this conversion, fixed assets and capital lease obligations uncreased $10.4 million. The Company also completed a sale leaseback of certain revenue equipment previously owned. The proceeds from the sale and the increase to capital lease obligations was $6.6 million.

         Future minimum lease payments relating to capital leases and to operating leases with initial or remaining terms in excess of one year are as follows (in thousands):


    Year ended                                   Capital          Operating
      June 30                                     Leases           Leases
-------------------                            -----------       ------------
1998........................................       $15,124            $12,994
1999........................................        15,592             11,626
2000........................................        11,167             10,503
2001........................................        10,222              7,098
2002........................................         6,859              5,341
Thereafter..................................         4,800             12,153
                                               -----------       ------------
         Total minimum lease payments.......        63,764            $59,715
                                                                 ------------
                                                                 ------------
Less amounts representing interest..........         9,986
                                               -----------
Payment value of net minimum lease
         payments...........................        53,778
         Less current maturities............        11,376
                                               -----------
         Non-current portion................       $42,402
                                               -----------
                                               -----------

Total rental expense for operating leases is as follows:

                                                   1997            1996           1995
                                               -------------    -----------   ----------

Revenue, service equipment and purchased           $34,446        $32,579         $8,856
transportation.................................


                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997




Office facilities and terminals....................        1,158            460            338
                                                        ---------    -----------     ---------
                                                         $35,604        $33,039         $9,194
                                                        ---------    -----------     ---------
                                                        ---------    -----------     ---------

(4)      BANK BORROWINGS AND LONG-TERM DEBT


                                                                       1997        1996
                                                                    --------     -------
                                 (in thousands)
Outstanding amounts under lines of credit (collateralized
   by certain trade receivables and revenue equipment)...........    $11,500      $29,500
Long-term notes entered into for the purchase of tractors,
   trailers and various equipment................................        ---          251
Other borrowings.................................................        459          830
                                                                       -------   ---------
                                                                       11,959      30,581
Less current maturities..........................................         ---       4,029
                                                                      --------   ---------

                                                                      $11,959     $26,552
                                                                      --------   ---------
                                                                      --------   ---------

Lines of Credit

         The Company's line of credit for continuing operations for the periods presented are as follows (in thousands):


      Total Lines of Credit                  Amount Borrowed                 Amount Available (ii)
----------------------------------  ---------------------------------- ----------------------------------
      1997              1996              1997              1996             1997              1996
----------------- ----------------  ----------------  ---------------- ----------------- ----------------
   (i)$30,000         $35,000           $11,500           $29,500           $16,300           $3,375


--------

          (ii) Represents unused portion of Revolving Line of Credit net of standby letters of credit not reflected in accompanying consolidated financial statements of $2,200 thousand and $2,125 thousand at June 30, 1997 and 1996, respectively.

          (i) Represents the Company's Revolving Line of Credit with NBD Bank, N.A. and the First National Bank of Boston commencing June 1, 1994 (the "1994 Credit Agreement").

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

         In June 1994, the Company refinanced the outstanding borrowings under the 1994 Credit Agreement. During the year ended June 30, 1997, the Credit Agreement was amended and modified. As amended during fiscal 1997, terms of the 1994 Credit Agreement (Credit Agreement) provide for successive one year renewals, at the option of the banks, commencing November 1, 1999 with an automatic conversion to a three year term loan with a five year amortization if the Credit Agreement is not extended by the banks. Interest is based, at the Company's options upon either the banks prime rate or the London Interbank Offered Rate ("LIBOR") plus a margin ranging from .625% to 1.625% depending upon performance by the Company. At June 30, 1997, the interest rate charged on outstanding borrowings was 7.56%. In addition, the Company pays a commitment fee of .5% on the unused portion of the Credit Agreement.

         Amounts available under the Credit Agreement are determined based upon the Company's borrowing base, as defined. In addition, there are certain covenants which restrict, among other things, the payment of cash dividends, and require the Company to maintain certain financial ratios and certain other financial conditions. Such borrowings are collateralized by the Company's truckload trade receivables (approximately
 $23.1 million at June 30, 1997) and certain revenue equipment (with a net book value of approximately $12.4 million at June 30, 1997).

         Maturities of long-term debt, assuming the Company exercises the conversion feature within its Credit Agreement as modified in fiscal 1997, for the years ending June 30 are as follows (in thousands):

1998............................................         $     ---
1999............................................               459
2000............................................             1,725
2001............................................             2,300
2002............................................             2,300
Thereafter......................................             5,175
                                                           $11,959

         No compensating balance requirements exist at June 30, 1997.

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

(5)      EMPLOYEE BENEFIT PLANS
Employee Stock Ownership Plan

         In July 1990, the Company established an Employee Stock Ownership Plan (the "ESOP") for employees of certain of the Company's subsidiaries. The ESOP borrowed $l million from a lending institution which was guaranteed by the Company. The ESOP used the proceeds to purchase 129,500 shares of the Company's Common Stock, par value $.033 per share, from stockholders.

         The Company recognizes expense based on an amount equal to the ESOP's cost of the shares allocated to the participants. The expense is in proportion to annual principal and interest payments. During 1997, 1996 and 1995, the Company did not pay the ESOP dividends and made $25 thousand, $100 thousand and $25 thousand, respectively, in Company contributions.

         The loan from the lending institution bore interest at the banks floating prime rate. The Company paid a 1% annual commitment fee on the outstanding principal balance of the loan. The loan was secured by the shares purchased by the ESOP and was guaranteed by the Company. In April 1992, the loan agreement was amended to require principal payments of $25 thousand per quarter commencing June 30, 1992, with the remaining balance due April 1994. In April 1994, the loan agreement was extended with principal payments of $25 thousand per quarter required commencing June 30, 1995, and the remaining balance was due March 30, 1997. In November, 1996, the ESOP paid the loan in full with proceeds received by the ESOP from the sale of shares in connection with the Company's common stock offering in January 1995. Interest costs incurred amounted to approximately $4 thousand, $24 thousand and $29 thousand during 1997, 1996, 1995, respectively. In connection with such loan, the Company issued to the lender a warrant to purchase shares of Common Stock. See Note 7 - "Stockholders' Equity".

401(k) Profit Sharing Plan

         In July 1990, the Company established a 401(k) profit sharing plan which permits employees of the Company to contribute up to 15% of their annual compensation, up to certain Internal Revenue Service limits. The contributions made by each employee are fully vested at all times and are not subject to forfeiture. The Company makes a matching contribution of 25% of the employee's contribution up to 5% of their annual compensation and may make additional discretionary contributions. The aggregate Company contribution may not exceed 5% of the employee's compensation. Employees vest in the Company's contribution to the plan at the rate of 20% per year from the date of contribution. Contributions made by the Company  during 1997,  1996 and 1995 amounted to $155 thousand,
$83  thousand  and  $83  thousand,   respectively.  No  discretionary
contributions were made during 1997, 1996 or 1995.

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

Employee Stock Purchase Plan

         On October 18, 1996, the Company's Board of Directors authorized the sale of up to 250,000 shares of the Company's Common Stock to the Celadon Group, Inc. Employee Stock Purchase Plan (the "Plan"), referred to informally by the Company as the Celadon Hallmark Investment Plan ("CHIP"). The Common Stock, par value $0.33 per share, may be treasury shares or newly issued shares, at a price equal to 85% of the fair market value of the shares as of the day of purchase. There were approximately 200 active participants in the Plan as of June 30, 1997. Participation in the Plan is limited to employees who meet the eligibility requirements set forth in the Plan and executive officers of the Company may not participate. As of June 30, 1997, 9,692 shares had been purchased under the Plan in open market transactions for an average price of $11.30 per share. The Company's contribution to the purchases made was $16 thousand.

(6)      SENIOR SUBORDINATED CONVERTIBLE NOTE

         In October 1992, the Company issued an $8 million, 9.25% Senior Subordinated Convertible Note (the "9.25% Note") which was due and payable on September 30,1998. On February 28, 1994, the holder converted the 9.25% Note into 739,371 shares of Common Stock. In connection with the issuance of the 9.25% Note, the Company issued a warrant to purchase 12,121 shares of Common Stock and entered into a registration rights agreement covering shares issued from the conversion of the 9.25% Note or warrant. See Note 7 - "Stockholders' Equity".

(7)      STOCKHOLDERS' EQUITY

Common and Preferred Stock

         On October 31, 1994, in connection with the formation of
Celadon/Jacky Maeder  Company  ("CJN"),   Swissair  Associated  Companies,
Ltd. ("Swissair") purchased 200,000 shares of Common Stock, at $18.07 per share. These shares were classified as redeemable common stock because Swissair could require the Company to repurchase such shares at $18.07 per share, plus 10% interest and one-half of the stock appreciation as defined in the agreement, if the Company did not effect a shelf registration for the benefit of Swissair prior to April 30, 1996. On February 7, 1996, the Company's Board of Directors ("the Board") authorized the purchase of the 200,000 shares of the Company's Common Stock from Swissair Associated Companies, Ltd. On February 21, 1996 these shares were purchased at a negotiated price of $13.75 per share.

         On January 31, 1995, the Company issued 1,000,000 shares of Common Stock and granted to the underwriters an over-allotment option to issue an additional 154 thousand shares of Common Stock pursuant to an underwritten public offering. On February 2, 1995 the overallotment option was exercised by the underwriters and the Company issued an additional 154,399 shares of Common Stock. The aggregate proceeds from these issuances of Common Stock were $16.6 million. In connection with these issuances the Company incurred costs of $763 thousand.

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

         On February 2, 1995, the Company retired 1,453 shares of Common Stock held in treasury. In addition, on February 2, 1995 the Company amended its Certificate of Incorporation by reducing the number of authorized shares of Common Stock from 17,000,000 shares to 12,000,000 shares.

         During fiscal year 1997, the Company purchased on the open market 28,000 shares of the Company's Common Stock at an average price of $8.40 per share and recorded these shares as treasury stock. In addition, the Company received and recorded as treasury stock 100,000 shares of the Company's Common Stock valued at $7.25 per share from the former President of Celadon Group, Inc. as consideration for a portion of the sales price paid by him to acquire the Company's South American warehousing, logistics and distribution business operating under the name of Celsur, Inc.

Stock Options

         Stock options and performance awards have been granted to officers and other executives and key employees. Stock options are granted at exercise prices equal to the fair market value of the Company's stock at the dates of grant. Generally, options vest in increments and become fully exercisable three years from the date of grant and have a term of 10 years. See Note 8 - "Stock Options."

Warrants

         Pursuant to the ESOP loan agreement, the Company issued to the lender a warrant entitling the holder to purchase, in the aggregate, 2% of the Company's outstanding Common Stock, subject to adjustment as defined in the agreement, for a price of $500 thousand. On January 23, 1995, the warrant holder exercised one half of the warrant by paying to the Company $250 thousand upon the issuance of 35,851 shares by the Company. On October 1, 1996, the Company's Board of Directors authorized the extension of the expiration date for the warrant issued pursuant to the ESOP loan agreement to November 1, 1997.

         In connection with the issuance of the 9.25% Note, the Company issued to the holder of the 9.25% Note a warrant to purchase 12,121 shares of the Common Stock at $10.82 per share, subject to certain adjustments for dilution. The warrant is exercisable through September 30, 1998.

         In connection with each of the warrants described above, the Company has granted certain piggyback and demand registration rights with respect to shares issued upon the exercise of such warrants.

(8)      STOCK OPTIONS

         In January 1994, the Company adopted a Stock Option Plan (the "Plan") which provides for the granting of stock options, stock appreciations rights and restricted stock awards to purchase not more than 250,000 shares of Common Stock, subject to adjustment under certain circumstances, to

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

select management and key employees of the Company and its subsidiaries. During 1995, the Plan was amended to increase the number of shares under the Plan from 250,000 to 500,000 shares, which amendment was approved by the shareholders at the 1994 annual meeting.

         In connection with the extension of an employment agreement with the President and Chief Executive Officer of CJM (the "CJM Executive") in February 1994, an option to purchase 100,000 shares of Common Stock was granted at an exercise price of $14.50 per share. In connection with the sale of certain freight forwarding assets to NG Enterprises Inc., a company controlled by the CJM Executive, the options were canceled. See Note 15 - Discontinued Operations.

         The Company has elected to follow  Accounting  Principles Board
Opinion (APB)  No.  25,   "Accounting   for  Stock  Issued  to  Employees"
and related interpretations in accounting for its stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. However, SFAS No. 123, "Accounting for Stock-Based Compensation," requires presentation of pro forma net income and earnings per share as if the Company had accounted for its employee stock options granted subsequent to June 30, 1995, under the fair value method of that statement. Under SFAS No. 123, total compensation expense for stock-based awards of $650 thousand and $433 thousand in 1997 and 1996, respectively, on a pro forma basis, would have been reflected in income on a pretax basis. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period. Under the fair value method, the Company's net income and earnings per share would have been reduced as follows (in thousands):

                                                          1997           1996
                                                          ----           ----
Net Income.....................................           $390           $260
Earnings per share.............................            .05            .03

Because SFAS No. 123 is applicable only to options granted subsequent to June 30, 1995, and the options have a three-year vesting period, the pro forma effect will not be fully reflected until fiscal year 1999.

         The weighted-average per share fair value of the individual options granted during fiscal year 1997 and 1996 is estimated as $5.73 and $6.78, respectively, on the date of grant. The fair values for both years were determined using Black-Scholes option-pricing model with the following weighted average assumptions:

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997


                                                   1997         1996
                                                ---------     --------

Dividend yield.............................           0            0
Volatility....................................      56.2%           60.8%
Risk-free interest rate.......................      6.03%           6.73%
Forfeiture rate...............................        10%             36%
Expected life.................................    7 years         7 years

Stock option activity during 1995-1997 is summarized below:



                                            Shares of               Weighted
                                          Common Stock               Average
                                         Attributable to         Exercise Price
                                             Options               of Options
                                       -------------------     -------------------
Unexercised at July 1, 1994                    299,650             $14.5584
Granted                                        239,000              16.3891
Exercised                                         (334)             14.5000
Forfeited                                       (8,566)             14.9378
                                       -------------------
Unexercised at June 30, 1995                   529,750              15.3782
Granted                                        171,800              10.2698
Exercised                                       (9,333)             14.5000
Forfeited                                     (102,600)             14.3307
                                       -------------------

Unexercised at June 30, 1996                   589,617              13.7468
Granted                                         98,000               8.9541
Exercised                                         ---                  ---
Forfeited                                     (257,817)             14.1815
                                       -------------------

Unexercised at June 30, 1997                   429,800              11.9919
                                       -------------------
                                       -------------------

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

         The following table summarizes information concerning outstanding and exercisable options at June 30, 1997.



                                 Weighted-
                                 Average
Range of                         Remaining        Weighted-                         Weighted
Exercise          Number        Contractual        Average           Number        Average-
Prices          Outstanding        Life         Exercise Price     Exercisable   Exercise Price
$5 - $10         221,500          8.4071          $ 9.2946          122,672         $ 9.6943
$10- $15         148,800          7.8223           13.3474          111,506          14.1547
$15- $20          59,500          7.1667           18.6429           59,500          18.6429


Shares exercisable at June 30, 1997 and 1996, were 293,678 and 356,029, respectively.

(9)      RELATED PARTY TRANSACTIONS

         CJM's main warehouse facility in New York was leased from a corporation owned by the CJM Executive and another employee of CJM. Rent in the amounts of $148 thousand and $146 thousand was paid by the Company in each of 1996 and 1995, respectively, under the terms of the lease agreement, which expired in 1996.

         Additionally, CJM's Israeli freight forwarding agent, which had a profit sharing arrangement with the Company, is 30% owned by the CJM Executive. The gross profits (freight forwarding revenue less direct transportation of freight forwarding) in each of 1996 and 1995 earned by the Israeli agent were approximately $302 thousand and $747 thousand, respectively. In connection with this agency agreement which terminated in June 1997, the Company agreed in fiscal 1994 to advance up to $500 thousand to its Israeli agent for advancing on behalf of Israeli customers value added taxes and other prepaid charges incurred by such agent in its business. As of June 30, 1997, there were no advances outstanding. In connection with the winddown of the freight forwarding business segment, CJM and the Company resolved certain disputed items with CJM's Israeli freight forwarding agent. As a result, the Company recorded a $727,000 bad debt write-off expense as a component of the loss on discontinued operations in the fiscal year ended June 30, 1996.

         The  Company's  Chief  Executive   Officer  and  the  Company's
former President,   prior  to  his   resignation  in  July  1996,  were
parties to a stockholders' agreement that required the parties thereto to vote their shares of stock for the election as directors of the Company certain designees of the other party to the agreement. The Company, the Company's Chief Executive Officer (the "Company Executive"), and Hanseatic, a significant shareholder, are parties to a stockholders agreement. This agreement provides that, as long as Hanseatic or the Company Executive each beneficially own at least five percent of the outstanding shares of Common Stock, the Company shall use its best efforts to insure that one member of the Company's board of directors is a designee of Hanseatic and that

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

another member of the Company's board of directors is a designee of the Company Executive. In addition, the Company Executive and Hanseatic have agreed to vote all shares of Common Stock owned by them in favor of the election of such nominees or, upon the death of the Company Executive, for the designee of the holder of a majority of the Company Executive's shares of Common Stock on the date of death.

         On July 3, 1996, Leonard R. Bennett, former President, Chief Operating Officer and a Director of the Company resigned as an Officer and Director of the Company and all of its subsidiaries. At that time, he also released the Company from its obligations under his employment contract.
The Company entered into a three year noncompete and consulting agreement with Mr. Bennett which provided for annual payments of $269,396, which were accrued as of June 30, 1996, and continuation of certain disability and life insurance benefits. The agreement can be canceled by either party for cause. Mr. Bennett acquired the Company's 80.5% interest in Celsur Inc. for a total of 100,000 shares of Celadon Group, Inc. common stock and $2,440,645 in the form of a personal note, bearing interest at the prime commercial lending rate of The Chase Manhattan Bank, N.A. New York, New York which was paid in full when due on October 3, 1996. On March 28, 1997, the agreement was terminated and all other obligations of the parties, except
 for  the   non-compete  and   confidentiality   provisions  and  certain
indemnifications, ceased upon the payment by the Company of $365,565.

         On July 3, 1996, Peter Bennett, former Executive Vice President Administration of Celadon Trucking Services, Inc. ("CTSI"), the Company's principal operating subsidiary, resigned as an officer and employee of CTSI. The Company entered into a one year non-compete and consulting contract with Mr. Bennett providing for an annual payment of $60,000 which was accrued for as of June 30, 1996. On March 28, 1997, the agreement was terminated and all other obligations of the parties, except for the non-compete and confidentiality provisions and certain indemnifications, ceased upon the payment by the Company of $30,692.

         In July 1996, the Company guaranteed eight individual one year bank loans to eight executives aggregating $270,000. The loans range in amounts from $9,000 to $54,000, are full recourse to the individual executive and are secured by a total of 30,000 shares of Celadon Group, Inc. common stock owned by the executives individually. In February, 1997, one of the original participants withdrew and was replaced by two additional executives. On July 1, 1997, the bank loans and the Company's guarantee were extended until January 1, 1999. The total amounts and ranges noted were not affected.

(10)     HEDGING ACTIVITIES, COMMITMENTS AND CONTINGENCIES

         The Company has outstanding commitments to purchase approximately $9.4 million of revenue equipment at June 30, 1997.

         Standby letters of credit, not reflected in the accompanying condensed consolidated financial statements, aggregated approximately $2.2 million at June 30, 1997.

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

         The Company has employment and consulting  agreements  with various
key employees  and  former   employees   providing  for  minimum   combined
annual compensation over the next four years ranging from $1.1 million in 1998 to $0.3 million in 2001.

         There are various claims, lawsuits and pending actions against the Company and its subsidiaries incidental to the operation of its businesses. The Company believes many of these proceedings are covered in whole or in part by insurance and that none of these matters will have a material adverse effect on its consolidated financial position.

         The Company, from time-to-time, enters into arrangements to protect against fluctuations in the price of fuel used by its trucks. As of June 30, 1997, the Company had contracts to purchase fuel for future physical delivery in the months of November 1997 through April 1998. These contracts represent approximately 22% of the anticipated fuel
requirements  in  those  months. Additionally,   the  Company  periodically
acquires exchange-traded petroleum futures contracts and various commodity collar transactions. Gains and losses on transactions, not designated at hedges, are recognized based on market value at the date of the financial statements. At June 30, 1997, liquidation of outstanding transactions, not designated as hedges, which extended through June 1998 and covered approximately 32% of the Company's fuel requirements would have resulted in a $36 thousand loss. The Company has no transactions outstanding as of June 30, 1997 designated as hedges. The current and future delivery prices of fuel are monitored closely and transaction positions adjusted accordingly. Total commitments are also monitored to ensure they will not exceed actual fuel requirements in any period. During the year ended June 30, 1997, gains of $79 thousand were realized on the physical delivery and futures contracts and shown as a reduction of fuel expense.

         The Company has been assessed approximately $750 thousand by the State of Texas for Interstate Motor Carrier Sales and Use Tax for the period from April 1988 through June 1992. The Company disagrees with the State of Texas over the method used by the state in computing such taxes and intends to vigorously pursue all of its available remedies. On October 30, l996, the Company made a payment of $1.1 million, under protest, which includes interest to the date of payment and enables the Company to pursue resolution of the matter with the State of Texas Attorney General. In the March 1997 quarter, the Company filed its Original Petition against representatives of the State of Texas. The state responded and denied the Company's claims. As of June 30, 1997, the parties to the litigation were exchanging discovery requests and documentation. The Company has accrued an amount that management estimates is due based upon methods they believe are appropriate. While there can be no certainty as to the outcome, the Company believes that the ultimate resolution of this matter will not have a material adverse effect on its consolidated financial position.

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

(11)     PROVISION FOR INCOME TAXES

         The income tax provision for continuing operations in 1997, 1996 and 1995 consisted of the following (in thousands):


                                            1997            1996             1995
                                        -------------    -----------     ------------
Current (Credit):

  Federal...............................    $1,229       $ (1,450)          $ 1,958
  State and local.......................       400           (171)              772
  Foreign...............................       104            146                52
                                        -------------    -----------     ------------
                                            $1,733         (1,475)            2,782
                                        -------------    -----------     ------------

Deferred:
  Federal...............................     1,126           954                816
  State and local.......................       165           110                 92
                                        -------------    -----------     ------------
                                             1,291         1,064                908
                                        -------------    -----------     ------------
                                            $3,024        $ (411)            $3,690
                                        -------------    -----------     ------------
                                        -------------    -----------     ------------

         No provision  is made for U.S.  federal  income taxes on
undistributed earnings of foreign subsidiaries of approximately $257 thousand at June 30, 1997, as management intends to permanently reinvest such earnings in the Company's operations in the respective foreign countries where earned.

         The Company's effective tax rate on income (loss) from continuing operations differs from the statutory federal tax rate of 35% as follows:

                                                   1997               1996          1995
                                                --------------     ---------     ---------

Statutory federal tax rate.....................    35.00%            35.00%         35.00%
State taxes, net of federal benefit............     4.88              1.96           9.52
Non-deductible officers' life insurance........      .42              1.04            .56
Non-deductible meals and entertainment.........      .38            (11.72)         15.91
Non-deductible goodwill amortization...........      .21             (2.34)           .18
Other, net.....................................     (.72)            (3.47)          1.32
                                                    ------          --------     ----------
         Effective tax rate....................    40.17%            20.47%         62.49%
                                                   -------          --------     ----------
                                                   -------          --------     ----------

         The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 1997 and 1996 consisted of the following (in thousands):

                                                      1997         1996
                                                    --------     ---------
Continuing Operations:
  Deferred tax assets:

    Allowance for doubtful accounts.............    $  461         $  404
    Insurance reserves..........................       539            595
    Revenue recognition.........................       378            491
    Tires in service............................       412            616
    Parts and supplies..........................       488            608
    Accrued expense reserves....................       750            826
    Other.......................................       576            536
                                                   --------      ---------
           Total deferred tax assets..........      $3,604         $4,076
                                                   --------      ---------
                                                   --------      ---------
  Deferred tax liabilities:

    Excess tax depreciation.....................  $ (5,158)      $ (5,220)
    Capital leases..............................    (5,337)        (4,278)
                                                  ----------    -----------
            Total deferred tax liabilities.....  $ (10,495)      $ (9,498)
                                                  ----------    -----------
                                                  ----------    -----------
Discontinued Operations:
    Net current deferred tax assets.............     $ 709       $  2,428
    Net noncurrent deferred tax liabilities.....       (82)        (1,398)
                                                 ----------     ----------
                                                     $ 627       $  1,030
                                                  ----------    -----------
                                                  ----------    -----------
Net current deferred tax assets................    $ 1,568       $  3,404
Net noncurrent deferred tax liabilities........     (7,832)        (7,796)
                                                 -----------     ----------
           Total net deferred tax liabilities.... $ (6,264)      $ (4,392)
                                                  ----------    -----------
                                                  ----------    -----------

         As of June 30, 1997, the Company had approximately $5.1 million of operating loss carryforwards with expiration dates through 2012.

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

(12)     SUPPLEMENTAL CASH FLOW INFORMATION

         In 1997, 1996 and 1995, capital lease obligations in the amount of $33.9 million, $14.9 million and $13.0 million, respectively, were incurred in connection with the purchase of, or option to purchase, tires in service and revenue equipment.

         For 1997, 1996 and 1995, the Company made interest payments of $4.9 million, $3.3 million and $3.3 million, respectively.

         For 1997, 1996 and 1995, the Company made income tax payments of $252 thousand, $880 thousand, and $1.5 million, respectively.

(13)     INVESTMENT IN UNCONSOLIDATED AFFILIATE

         On December 18, 1996, the Company sold certain assets consisting primarily of customer lists of its wholly owned freight forwarding operations conducted in the New York area to NG Enterprises,
 Inc. (NGE), a company controlled by Norman G. Grief, the former President and Chief Executive Officer of Randy International, Inc. In connection with the sale, the Company acquired a 49% interest in NGE, agreed to provide a five year interest bearing revolving credit loan up to $1.9 million secured by the assets of NGE and agreed to an option exercisable by NGE to acquire the Company's 49% interests in NGE for $300,000 initially, which amount will increase by $30 thousand annually. No gain or loss was recognized on the sale. On July 11, 1997, the Company transferred its 49% interest in NGE to NGE and the business conducted by NGE was sold to Union Transport Corporation, a wholly owned subsidiary of Union Transport, Inc., a global logistics company. In that transaction, Union Transport
Corporation assumed, with the Company's consent, certain of the obligations of NGE to the Company.

(14)     ACQUISITIONS

Freight Forwarding

         On October 31, 1994, the Company entered into a partnership (the "Partnership Agreement") with Jacky Maeder, Ltd., a freight forwarding company wholly owned by Swissair Associated Companies Ltd.
("Swissair"),   which partnership combined the respective United States
freight forwarding  operations of  the  Company  (Randy   International
Ltd.)  with  Jacky  Maeder,  Ltd.  The partnership  between the two companies operated under the name "Celadon/Jacky Maeder Company" and was 70% owned by the Company and 30% owned by Jacky Maeder, Ltd. The Company accounted for this transaction as a purchase. In addition, Swissair purchased 200,000 shares of the Company's Common Stock at $18.07 per share. The Company loaned $2.5 million of the proceeds of this share issuance to Celadon/Jacky Maeder Company.

         In connection with the formation of Celadon/Jacky Maeder Company and the acquisition by the Company of a 70% ownership interest in the business contributed to the partnership by Jacky

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

Maeder, Ltd. (based upon the fair market value of such ownership interest) in exchange for a 30% ownership interest in the business contributed to the partnership by Randy International, the Company realized a gain of $1.5 million net of $400 thousand for professional fees associated with the transaction. The Company also incurred a charge to operations of $822 thousand for costs associated with the formation of Celadon/Jacky Maeder Company.

         In connection with the integration of the Company's United States freight forwarding business with that of Jacky Maeder, the Company
wrote-off costs  of  $2  million  during   December  1995  related  to  the
former Randy International computer system. This system was abandoned as a result of the Company's conversion to a single integrated computer system for substantially all of the United States freight forwarding operations of Celadon/Jacky Maeder Company.

         During March 1995, the Company, through its wholly owned subsidiary, Randy UK, acquired Guestair, Ltd., a freight forwarding company based in the United Kingdom for approximately $2.6 million. The Company accounted for this transaction as a purchase.

          In December 1995, the Company discontinued the operations of the freight forwarding division. See Note 15 - "Discontinued Operations."

Trucking

         In May 1995, the Company made an investment of approximately $1.1 million in Servicio de Transportacion Jaguar, S.A, de C.V. ("Jaguar"), formerly known as Transportes RQF, S.A. de C.V., a previously inactive entity. For its investment, the Company acquired 75% of the stock of Jaguar. Jaguar is a Mexican motor freight carrier. The Company has accounted for ties transaction as a purchase.

          On June 29, 1995, the Company acquired Cheetah Transportation Company and CLK, Inc. ("Cheetah"). Cheetah operates in the flatbed segment of the full truckload market. The purchase price was approximately $5.1 million. The Company has accounted for this transaction as a purchase.

(15)     DISCONTINUED OPERATIONS

Freight Forwarding Segment

         During December, 1995 the Board of Directors of Celadon Group, Inc. authorized the disposal of the Company's freight forwarding business. In connection with the Company's plan of disposition effective February 1, 1996, the U.S. customer list together with certain assets and
 liabilities  of the Company's  U.S.   freight   forwarding   business,
operating under the name Celadon/Jacky Maeder Company, were sold to the Harper Group, Inc.'s primary operating subsidiary, Circle Intemational, Inc. Pursuant to the terms of the transaction, the total purchase price for these assets and liabilities was to be paid in cash and equal the net revenue derived from such customer

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997


                          (Dollar amounts in thousands)

list during the twelve-month period following February 1, 1996. The Harper Group, Inc. made an initial down payment of $9.5 million at closing with the balance of the purchase price to be paid in quarterly installment as earned by the Harper Group, Inc. There were no additional payments by Harper Group, Inc. to the Company based on reported net revenues during the measurement period.

         In May 1996, the Company became the sole owner of the freight forwarding operations conducted in the New York area by acquiring the minority interest of Jacky Maeder, Ltd. This step was taken to facilitate the ultimate disposition of this operation. On December 18, 1996, the Company sold certain assets consisting primarily of customer lists of the freight forwarding operations conducted in the New York area to NG Enterprises, Inc. ("NGE"), a company controlled by Norman G. Grief, the Former President and Chief Executive Officer of Randy International Inc. In connection with the sale, the Company received a 49%
 interest in NGE,  was  relieved of its  obligation  to Norman G. Grief under his employment contract, agreed to provide a five year interest bearing revolving credit loan up to $1.9 million secured by the assets of NGE and agreed to an option exercisable by NGE to acquire the Company's 49% interest in NGE for $300,000 initially, which amount would increase by $30 thousand annually. No gain or loss was recognized on the sale. On July 11, 1997, the Company transferred its 49% interest in NGE to NGE and the business conducted by NGE was sold to Union-Transport Corporation, a
wholly  owned  subsidiary  of Union-Transport,   Inc.  a  global  logistics
company.   In  that  transaction, Union-Transport  Corporation assumed, with the Company's consent, certain of the obligations of NGE to the Company.

         In the second quarter of fiscal 1997, there was a dispute between the Company and its partner in the discontinued freight forwarding operation concerning final liquidation of the partnership. The dispute was resolved by the Company acquiring, in February, 1997, the other partner's 30% interest in the remaining assets and liabilities of the partnership.

         In May 1996, the Company concluded the sale of the United Kingdom freight forwarding operation to Forwardair Limited a subsidiary of the Fritz Companies.

Logistics Segment

         In the quarter ended June 30, 1996, the decision was made to sell certain businesses previously included in the Logistics division and to discontinue offering logistic services as a separate activity of the Company.

Consequently in June 1996, the net assets of the Company's package delivery business headquartered in New York City and operating under the name Celadon Express was sold.

         On July 3, 1996, the Company concluded the sale of its South American warehousing logistics and distribution business operating under the name of Celsur, Inc. for approximately $3.1 million. The sales price was paid with 100,000 shares of the Company's common stock, and an interest bearing promissory note for $2.4 million due October 3, 1996.

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997


                          (Dollar amounts in thousands)

         At June 30, 1997 and 1996, assets and liabilities included in the Company's consolidated balance sheet related to the discontinued freight forwarding operation are as follows ( in thousands):



                                                                June 30,
                                                            1997       1996
                                                            ----       ----
Assets:

     Cash.................................................  $753      $3,142
     Accounts receivable (net of allowance)............... 1,457       8,436
     Accounts receivable other............................    25       2,558
     Prepaid expenses and other current assets............   167         224
     Assets held for resale...............................    --          69
     Income tax receivable................................ 2,565          --
     Deferred income tax receivable.......................   568       2,369
     Other assets.........................................   590          --
                  Total...................................$6,125     $16,798

Liabilities and Equity:
     Accounts payable.....................................$1,230      $4,805
     Accrued expenses..................................... 1,861       6,146
     Income taxes payable.................................    --         105
     Deferred income tax liabilities (assets).............   (36)        (11)
     Equity adjustment for foreign currency
         translation......................................    --          25
                  Total                                   $3,055     $11,070


                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

                          (Dollar amounts in thousands)

         At June 30, 1997 and 1996, assets and liabilities included in the Company's consolidated balance sheet related to the discontinued logistics segments are as follows (in thousands):

June 30,

                                                        1997           1996
                                                        ----           ----
Assets:

  Cash............................................   $   ---             33
  Accounts receivable (net of allowance)..........       ---            303
  Accounts receivable other.......................       ---            632
  Income tax receivable...........................       ---            329
  Assets held for sale............................       ---          2,479(1)
  Deferred income tax receivable..................       ---             36
      Total......................................    $   ---         $3,812

Liabilities and Equity:
  Accrued expenses................................       ---         $  214
  Income taxes payable............................       ---            276
  Deferred income taxes payable...................       ---            206
  Equity adjustment for foreign currency
    translation...................................       ---             (2)
       Total......................................   $   ---         $  694

------------

          (1) Represents the net investment in Celsur Inc., the stock of which was sold on July 3, 1996.

The anticipated loss of the disposal of the freight forwarding and logistics segments have been accounted for as discontinued operations in accordance with Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and
Transactions."  As such, prior period   financial   statements   have  been
reclassified   to   reflect   the discontinuation of these lines of business.

                               CELADON GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  June 30, 1997

         The Company recorded a charge to earnings of $8.2 million during the three months ending December 31, 1995 representing the expected loss on the disposal of the freight forwarding segment. In determining the estimated loss on disposition in the December 31, 1995 quarterly financial
statements,  management made  certain   estimates  and  assumptions   based
upon  currently   available information.  These estimates and assumptions
primarily related to the ultimate sales price to be received from the sale of the U.S. customer list to the Harper Group, Inc., the net realizable value of the remaining assets to be disposed of, the liquidation of trade receivables, and the costs associated with the settlement of certain leases, severance and other obligations. The Company also recorded an additional $4.6 million loss on disposal, net of tax, in the June 30, 1996 financial statements. This is primarily a result of the reduction in the payment to be received from the Harper Group, Inc. for revenue attributable to the U. S. customer list which they acquired. Additionally, based on actual collection and payment experience and cost to wind-down the operations through June 30, 1996, the estimated after tax loss on discontinued freight forwarding operations was increased by $1.2 million to $2.3 million. Revenue of the freight forwarding segment for the years ended June 30, 1996, 1995 and 1994, were $120.5 million and $126.5 million and $83.2 million, respectively.

         In the quarter ended June 30, 1996, the Company also recorded a charge of $600 thousand relating to the discontinuation of the logistics line of business. The loss is primarily comprised of the loss on the sale of the net assets of Celadon Express, Inc. in June 1996, partially offset by the gain on the sale of the Company's 80.5% ownership interest in Celsur Inc., a warehousing and logistics operation in Argentina and Brazil. It is not anticipated that future adjustments to the net assets sold will be material. Revenue for the logistics segment for the years ended June 30, 1996, 1995 and 1994 were $11.9 million, $7.4 million and $3.0 million, respectively.

(16)     SUBSEQUENT EVENTS

         On August 25, 1997, the Company acquired the net assets of the transportation services unit of the General Electric Industrial Control Systems (GEICS) business and a five-year contract to continue providing transportation service to GEICS, which represents approximately one-half of the current business volume of the transportation services unit. The total acquisition price was $8.5 million payable as $5.5 million in cash at closing and a $3.0 million note plus assumption of certain liabilities and lease obligations.

     Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

         There  were  no  changes  in  or  disagreements   with  accountants
on accounting or financial disclosures within the last three fiscal years.


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